UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

          NetOptix Corporation (formerly known as Galileo Corporation)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    363544107
                                ----------------
                                 (CUSIP Number)

                           Andlinger Capital XIII LLC
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3552

     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 17, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box.


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gerhard R. Andlinger
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See Item 5
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 shares
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         See Item 5
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See Item 5
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Andlinger Capital XIII LLC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ](b) [X]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Connecticut
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             4,000,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         4,000,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,000,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.7%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Stephen A. Magida
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ] (b) [X]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   See item 5
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See item 5
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               See item 5
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         See item 5
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See item 5
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See item 5
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Charles E. Ball
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      [00]
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See item 5 of 13D Amendment No. 1
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John P. Kehoe
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      [00]
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             See item 5 of 13D Amendment No. 1
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      See item 5 of 13D Amendment No. 1
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 31, 1998 (the "Original 13D"), and as amended by Amendment No. 1, dated October 6, 1999 ("13D Amendment No. 1") on behalf of Andlinger Capital XIII LLC ("Andlinger Capital"), Gerhard R. Andlinger, Stephen
A. Magida, Charles E. Ball and John P. Kehoe (the "Schedule 13D Filing"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Schedule 13D Filing, as heretofore amended.


Item 3. Source and Amount of Funds or other Consideration

     On December 17, 1999 Gerhard R. Andlinger executed a Transfer instrument, a copy of which has been filed as an exhibit to this Amendment No. 2, providing for the transfer of his interest in Andlinger Capital to Stephen A. Magida, as trustee under the Gerhard R. Andlinger Intangible Asset Management Trust, dated as of December 29, 1997 (the "Trust"). On or about December 17, 1999, Mr.
Andlinger also transferred 171,465 shares of Common Stock held by him individually to the Trust. The transfers were effected for no consideration. The interest in Andlinger Capital transferred by Gerhard R. Andlinger to the Trust included the right to direct the voting and disposition of the shares of Common Stock held by Andlinger Capital (including shares which might be issued upon exercise of the Warrant held by Andlinger Capital). Under the terms of the Trust, Mr. Magida, as trustee, is granted authority which includes direct and indirect voting and dispositive power with respect to the shares of Common Stock and Warrants held or to be held by Andlinger Capital, as well as the 171,465 shares of Common Stock previously held by Gerhard R. Andlinger and transferred to the Trust. Mr. Andlinger is the sole beneficiary under the Trust.

ITEM 4.   PURPOSE OF TRANSACTION

         The transfer was effected to accomplish personal estate and tax planning objectives of Mr. Andlinger. At this time, the Reporting Persons have no present intention of acquiring additional shares of the Issuer, although each Reporting Person reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. The Reporting Persons, individually or as a group, have no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
Schedule 13D. Certain of the Reporting Persons are directors and/or officers of the Issuer, and may in the exercise of their duties as officers and/or directors of the Issuer, from time to time, consider one or more of such transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


         Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended June 30, 1999, there are issued and outstanding 10,210,034 shares of Common Stock. In his capacity as trustee of the Trust, Mr. Magida beneficially owns and has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 4,171,465 shares of Common Stock consisting of 4,000,000 shares of Common Stock held by Andlinger Capital (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) and 171,465 shares of Common Stock previously held by Mr. Andlinger individually. Mr. Magida, in his capacity as manager of Andlinger Capital also has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,000,000 of such shares of Common Stock held by Andlinger Capital (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants). In addition, Mr. Magida beneficially owns and has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 28,000 shares of Common Stock held by Mr. Magida as trustee of the trusts referred to in Item 5 of the Schedule 13D Filing, which together with the 4,171,465 shares set forth in the second sentence of this Item 5 of this Amendment No. 2, represents 37.5% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants ).


          Mr. Andlinger, in his capacity as a controlling person of ANC Management Corp. beneficially owns and has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 100,000 shares of Common Stock attributable to the Options (as described in 13D
Amendment No. 1), representing 1.0% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issuable upon exercise of the Options). By virtue of Mr. Andlinger's relationship with the trustee of the Trust, Mr. Andlinger could be deemed to be a beneficial owner (within the meaning of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended) of 4,171,465 shares of Common Stock held by the Trust. Nothing in this Schedule 13D Filing shall be deemed an admission that Gerhard R. Andlinger is the beneficial owner of 4,171,465 shares of Common Stock held by the Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT XI       Transfer Instrument


         EXHIBIT XII Joint Filing Agreement dated as of December 17, 1999 among Andlinger Capital XIII LLC, Gerhard R.Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date: 12/17/99                     ANDLINGER CAPITAL XIII LLC


                                   By: /s/ Stephen A. Magida
                                      ------------------------
                                      Name:  Stephen A. Magida
                                      Title: Manager


                                   By: /s/ Gerhard R. Andlinger
                                      -------------------------
                                      Gerhard R. Andlinger



                                   By: /s/ Stephen A. Magida
                                       -------------------------
                                       Stephen A.Magida




                                   By: /s/ Charles E. Ball
                                      -------------------------
                                      Charles E. Ball




                                   By: /s/ John P. Kehoe
                                      -------------------------
                                      John P. Kehoe

                                                                      EXHIBIT XI


                                    TRANSFER



         I, Gerhard R. Andlinger, hereby transfer all of my right, title and interest in Andlinger Capital XIII LLC (the "LLC") to the Gerhard R. Andlinger Intangible Asset Management Trust U/A 12/29/97 (the "Trust") and certify that I obtained the consent of all of the Members of the LLC pursuant to Section 6.01 of the Operating Agreement of the LLC dated as of December 14, 1998.


Date: December 17, 1999


                                   /s/ Gerhard R. Andlinger
                                   ------------------------
                                   Gerhard R. Andlinger

                                                                     EXHIBIT XII


                             JOINT FILING AGREEMENT


         The undersigned agree, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, to jointly file with the Securities and Exchange Commission Amendment No. 2 to the Schedule 13D filed on December 31, 1998 on behalf of the undersigned, and any subsequent amendments thereto.



Dated:  December 17, 1999



                                   ANDLINGER CAPITAL XIII LLC



                                   By:   /s/ Stephen A. Magida
                                       -------------------------
                                        Name:  Stephen A. Magida
                                        Title: Manager




                                   By:  /s/ Gerhard R. Andlinger
                                       -------------------------
                                            Gerhard R. Andlinger




                                   By:   /s/ Stephen A. Magida
                                       -------------------------
                                             Stephen A. Magida


                                   By:   /s/ Charles E. Ball
                                       -------------------------
                                             Charles E. Ball



                                   By:    /s/ John P. Kehoe
                                       -------------------------
                                              John P. Kehoe